UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Ainos, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00902F303

(CUSIP Number)

Chun-Hsien Tsai

Chief Executive Officer

Ainos, Inc.

14F., No. 61, Sec. 4, New Taipei Boulevard, Xinzhuang District

New Taipei City 242, Taiwan F5

886-37-581999

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00902F303

1	NAME OF REPORTING PERSON: Ainos Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,339,564
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,456,319
	10	SHARED DISPOSITIVE POWER: 2,312,077

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,339,564
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 63.36 [1,2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1 Represents beneficial ownership of 5,339,564 shares of common stock, $0.01 par value, of Ainos, Inc., a Texas corporation (the “Issuer”), consisting of the following: (i) 2,456,319 shares owned directly by Ainos Inc., a Cayman Islands company (“Ainos KY”); (ii) 482,168 shares pursuant to a Voting Agreement dated January 26, 2024 (the “2024 Voting Agreement”), by and among the Issuer, Ainos Inc., and Chun-Hsien Tsai, Ting Chuan Lee, Chun-Jung Tsai, and Chung-Yi Tsai (the “Tsai Group”); (iii) 89,000 shares of common stock pursuant to a Voting Agreement dated March 7, 2024 (the “2024 Voting Agreement II”) with Chih-Heng Lu; and (iv) 2,312,077 shares pursuant to a Voting Agreement dated May 3, 2024 between Ainos KY and ASE Test, Inc. (“ASE Test” and the “ASE Voting Agreement”) as follows (a) 29,411 shares owned by ASE Test, (b) 282,666 shares issuable upon conversion of outstanding convertible notes of the Issuer and (c) 2,000,000 shares issuable upon conversion of a convertible note of the Issuer issuable within 60 days.

2 The percentage set forth in Row 13 of this Cover Page is calculated based on 6,144,506 shares of common stock outstanding as of March 31, 2024, as set forth in the Registration Statement on Form S-1 of the Issuer filed with the SEC on April 8, 2024.

Item 1. Security and Issuer

This statement on Schedule 13D/A (this “Statement”) relates to the Common Stock, par value $0. 01 per share (the “Common Stock”), of Ainos, Inc., a Texas corporation (the “Issuer”). The address of the principal executive corporate offices of the Issuer is 8880 Rio San Diego Drive, Suite 800, San Diego, CA 92108.

Item 2. Identity and Background

(a-b) This Schedule is being filed by Ainos Inc., a Cayman Islands corporation (“Ainos KY”). The principal business and office address of Ainos KY is P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands.

Ainos KY is controlled by Taiwan Carbon Nano Technology Corporation, a Taiwanese corporation (“TCNT” and together with the Issuer, the “Parties”). The principal business and office address of TCNT is 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 30261, Taiwan (R.O.C.).

(c) The principal business of Ainos KY is a holding company of the Issuer’s securities. The principal business of TCNT is the development of advanced materials for industrial and medical device applications.

See Schedule A for information about the directors and executive officers of the Parties.

(d-e) During the last five years, the reporting person and respective executive officers and directors, as applicable, have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (a)-(c)

Item 3. Source and Amount of Funds or Other Consideration

The information requested by this Item 3 is incorporated herein by reference to Item 5 hereof.

Item 4. Purpose of Transaction

Ainos KY acquired the Common stock in the Issuer for investment purposes.

Except as disclosed herein, each of the Parties has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Parties may, from time to time, engage in discussions, whether initiated by the Parties or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. Each of the Parties may review and evaluate their respective investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Parties regarding or related to the matters described in this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) - (b) The information requested by these paragraphs ae incorporated herein by reference to the cover pages to this Amendment No. 7 to Schedule 13D.

(c) Since the most recent filing of Amendment No. 6 to Schedule 13D on March 11, 2024, the following transactions have occurred:

(1) Effective May 3, 2024, Ainos KY and ASE Test, Inc. (“ASE Test”) entered into a voting agreement with respect to the voting stock of the Issuer (the “ASE Voting Agreement”) as described further in Item 6.

(d) No other person is known to the Parties to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares (other than their respective records owner).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of The Issuer

The information set forth in Item 5 of this Schedule 13D amendment is hereby incorporated by reference into this Item 6, as applicable.

Pursuant to the 2024 Voting Agreement, Chun-Hsien Tsai, Ting Chuan Lee, Chun-Jung Tsai, and Chung-Yi Tsai have agreed to vote all of their shares subject to the Voting Agreement as determined at the sole discretion of Ainos KY. The Voting Agreement may only be terminated if (i) Ainos KY directly holds less than 10% of the shares of the Issuer; or (ii) when Ainos KY directly holds shares which have less than 10% of the voting power in the Issuer. The 2024 Voting Agreement will cease to apply to a particular stockholder when the stockholder holds no shares in the Issuer; or when the stockholder ceases to be subject to the obligations under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if applicable.

Pursuant to the 2024 Voting Agreement II, Chih-Heng Lu has agreed to vote all of his shares subject to the voting agreement as determined at the sole discretion of Ainos KY. The agreement remains effective until December 31, 2025, or until (i) Ainos KY directly holds less than 10% of the shares of the Issuer, or (ii) when Ainos KY possesses less than 10% of the voting power in the Issuer. The 2024 Voting Agreement II will cease to apply to a particular stockholder when the stockholder holds no shares in the Issuer; or when the stockholder ceases to be subject to the obligations under Section 16 of the Exchange Act, if applicable. The agreement may be terminated with a written notice provided at least 10 business days in advance.

Pursuant to the ASE Voting Agreement, ASE Test has agreed to vote all of its current or future acquired voting stock of the Issuer in the manner determined by Ainos KY in its sole discretion. The Voting Agreement shall continue in force and effect until the first anniversary of the date of the Voting agreement. And the Voting agreement shall automatically be extended for a period of additional one year unless the ASE Test delivers a written notice to the Ainos KY and the Company for termination of this voting agreement at least thirty calendar days prior to the end of the term. As part of the ASE Voting Agreement, ASE Test agreed that, without Ainos KY’s written consent, it would not sell or transfer more than 20% of its shares of the Issuer in any calendar year period through the fifth anniversary of the date of the Voting Agreement. If, in any calendar year, ASE Test does not sell the full 20% allocation, the remaining percentage will be added to and increase the following year’s allocation. The transfer restrictions will terminate under the termination of the Voting Agreement.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ainos KY or the Parties and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibit

Exhibit No.	Description
1	Voting Agreement, dated March 7, 2024 (incorporated by reference to Exhibit 9.4 to Ainos, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024, SEC File No. 001-41461)
2	Voting Agreement, dated May 3, 2024, between Ainos, Inc. and ASE Test, Inc. (incorporated by reference to Exhibit 4.1 to Ainos, Inc.’s Current Report on Form 8-K filed with the SEC on May 6, 2024, SEC File No. 001-41461)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2024

AINOS INC.

By:	/s/ Chun-Hsien Tsai
Name:	Chun-Hsien Tsai
Title:	Director and CEO

SCHEDULE A

Officers and Directors of Ainos KY

Note 1: The address of each individual is c/o Ainos, Inc., P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands and each individual is a citizen of Taiwan except for Mr. Yukio Sakamoto, who is a citizen of Japan.

Note 2: Chun-Hsien Tsai’s beneficially owns 276,219 (direct) shares and 80,831 (indirect) shares beneficially owned by his wife, Ting Chuan Lee, a director of the Issuer.

Note 3: Chun-Jung Tsai beneficially owns 72,186 shares of Common Stock of the Issuer.

Chun-Hsien Tsai is also Chairman, President and CEO of the Issuer. Chun-Jung Tsai is also a director of the Issuer.

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer (in shared of Common Stock)
Hung-Szu Tung	Director	See Note 1.	None
Chun-Hsien Tsai	Director & CEO	See Note 1.	357,050[2]
Chun-Jung Tsai	Director	See Note 1.	72,186[3]
Yukio Sakamoto	Director	See Note 1.	None
Chih-Heng Lu	Director	See Note 1.	82,600

SCHEDULE B

Officers and Directors of TCNT

Note 1: The address of each individual is c/o 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 30261, Taiwan (R.O.C.) and each individual is a citizen of Taiwan.

Note 2: The combined beneficial ownership of Chun-Hsien Tsai and Ting Chuan Lee totals 357,050 shares. Chun-Hsien Tsai directly and beneficially owns 276,219 shares, and his wife, Ting Chuang Lee directly and beneficially owns 80,831 shares.

Note 3: Chun-Jung Tsai beneficially owns 72,186 shares of Common Stock of the Issuer.

Note 4: Chung Yi-Tsai beneficially owns 52,932 shares of Common Stock of the Issuer.

Chun-Hsien Tsai is also Chairman, President and CEO of the Issuer. Chun-Jung Tsai, Ting-Chuan Lee and Chung Yi-Tsai are also directors of the Issuer.

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer (in shared of Common Stock)
Ting-Chuan Lee	Director	See Note 1.	80,831[2]
Chung Yi0Tsai	Director	See Note 1.	52,932[4]
Chun-Hsien Tsai	Chairman & CEO	See Note 1.	276,219[2]
Chun-Jung Tsai	Director	See Note 1.	72,186[3]
Ching-Ho Tsai	Director	See Note 1.	None
A-Wen Tsai Huang	Supervisor	See Note 1.	None

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